UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                     Central Tractor Farm & Country, Inc.
  ---------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
  ---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0001555601
          ----------------------------------------------------------
                                (CUSIP Number)

                   Steven G. Segal, JWC Acquisition I, Inc.,
                     c/o J.W. Childs Equity Partners, L.P.
                One Federal Street, Twenty-First Floor, Boston,
                      Massachusetts 02110 (617) 753-1100
  ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 2, 1997
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                (Page 1 of 13)

                                 SCHEDULE 13D

CUSIP No. 0001555601                    Page 2 of 13 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          JWC ACQUISITION I, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          BK, AF, OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              7,208,551 (The aggregate number of shares includes
 BENEFICIALLY          230,523 shares of Issuer Common Stock which are
   OWNED BY            issuable upon the exercise of the warrant of the
    EACH               Issuer that is subject to the Securities Purchase
  REPORTING            Agreement (as defined herein)).
   PERSON
    WITH      8   SHARED VOTING POWER
   PERSON
                       0

              9   SOLE DISPOSITIVE POWER

                       7,208,551

              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,208,551

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66

 14  TYPE OF REPORTING PERSON*

          CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                        Page 3 of 13 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          CT HOLDING, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          AF, OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              7,208,551 (The aggregate number of shares includes
 BENEFICIALLY          230,523 shares of Issuer Common Stock which are
  OWNED BY             issuable upon the exercise of the warrant of the
   EACH                Issuer that is subject to the Securities Purchase
 REPORTING             Agreement (as defined herein)).
   PERSON
    WITH      8   SHARED VOTING POWER

                        0

              9   SOLE DISPOSITIVE POWER

                       7,208,551

              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,208,551

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66

 14  TYPE OF REPORTING PERSON*

          HC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                           Page 4 of 13 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          JWC EQUITY FUNDING, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

           BK, AF, OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              7,208,551 (The aggregate number of shares includes
 BENEFICIALLY          230,523 shares of Issuer Common Stock which are
  OWNED BY             issuable upon the exercise of the warrant of the
    EACH               Issuer that is subject to the Securities Purchase
 REPORTING             Agreement (as defined herein)).
   PERSON
    WITH      8   SHARED VOTING POWER

                       0

              9   SOLE DISPOSITIVE POWER

                       7,208,551

              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,208,551

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66

 14  TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                       Page 5 of 13 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          J.W. CHILDS EQUITY PARTNERS, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          BK, AF, OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              7,208,551 (The aggregate number of shares includes
 BENEFICIALLY          230,523 shares of Issuer Common Stock which are
  OWNED BY             issuable upon the exercise of the warrant of the
    EACH               Issuer that is subject to the Securities Purchase
 REPORTING             Agreement (as defined herein)).
   PERSON
    WITH      8   SHARED VOTING POWER

                       0

              9   SOLE DISPOSITIVE POWER

                       7,208,551

              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,208,551

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66

 14  TYPE OF REPORTING PERSON*

          PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 0001555601                         Page 6 of 13 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          J.W. CHILDS ADVISORS, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              7,208,551 (The aggregate number of shares includes
 BENEFICIALLY          230,523 shares of Issuer Common Stock which are
  OWNED BY             issuable upon the exercise of the warrant of the
    EACH               Issuer that is subject to the Securities Purchase
  REPORTING            Agreement (as defined herein)).
   PERSON
    WITH      8   SHARED VOTING POWER

                       0

              9   SOLE DISPOSITIVE POWER

                       7,208,551

              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,208,551

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66

 14  TYPE OF REPORTING PERSON*

          PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 0001555601                           Page 7 of 13 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          J.W. CHILDS ASSOCIATES, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              7,208,551 (The aggregate number of shares includes
 BENEFICIALLY          230,523 shares of Issuer Common Stock which are
  OWNED BY             issuable upon the exercise of the warrant of the
    EACH               Issuer that is subject to the Securities Purchase
 REPORTING             Agreement (as defined herein)).
   PERSON
    WITH      8   SHARED VOTING POWER

                       0

              9   SOLE DISPOSITIVE POWER

                       7,208,551

              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,208,551

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66

 14  TYPE OF REPORTING PERSON*

          PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 0001555601                            Page 8 of 13 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          J.W. CHILDS ASSOCIATES, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              7,208,551 (The aggregate number of shares includes
 BENEFICIALLY          230,523 shares of Issuer Common Stock which are
  OWNED BY             issuable upon the exercise of the warrant of the
    EACH               Issuer that is subject to the Securities Purchase
 REPORTING             Agreement (as defined herein)).
   PERSON
    WITH      8   SHARED VOTING POWER

                       0

              9   SOLE DISPOSITIVE POWER

                       7,208,551

              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,208,551

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66

 14  TYPE OF REPORTING PERSON*

          CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                Page 9 of 13 Pages

          The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Issuer Common Stock") of Central

Tractor Farm & Country, Inc., a Delaware corporation (the "Issuer") as previously filed on December 9, 1996, and as amended on December 27, 1996, by the Reporting Persons consisting of JWC Acquisition I, Inc. ("Acquiror"), CT

Holding, Inc. ("Acquiror Parent", formerly JWC Holdings I, Inc.), JWC Equity

Funding, Inc. ("JWC Funding"), J.W. Childs Equity Partners, L.P. ("Childs"),

J.W. Childs Advisors L.P. ("JWC Advisors"), J.W. Childs Associates, L.P.

("Associates L.P."), and J.W. Childs Associates, Inc. ("Associates Inc."), is

hereby amended and supplemented with respect to the items set forth below.

Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

          Acquiror obtained $50.7 million of the approximately $85.8 million necessary to consummate the purchase of the Butler Securities and the

Management Securities (and to pay certain related fees and expenses), through capital contributions from Childs and certain of its affiliates and co-

investors, and other investors.  The balance of the amount required to consummate the purchase, $35.1 million, was obtained from term and revolving loan facilities (collectively, the "Credit Facility") established under a

Credit Agreement dated as of December 23, 1996 among Acquiror, certain lenders, NationsBank, N.A., as administrative agent and Fleet National Bank,

as co-agent.  The Credit Facility is guaranteed by Holding and is secured by a pledge of all of the Common Stock of the Issuer owned by Acquiror. Loans under the Credit Facility bear interest at the following rates per annum, at

                                               Page 10 of 13 Pages

Acquiror's option: (a) 1.5% over the higher of (i) the NationsBank, N.A.

prime rate in effect from time to time and (ii) the Federal Funds Rate plus

0.50%, or (b) 3.50% over the London Interbank Offered Rate adjusted for reserves.  All amounts outstanding under the Credit Facility are due and payable upon the earlier to occur of (i) the consummation of the Merger pursuant to the Merger Agreement, or (ii) April 30, 1997.

          The preceding summary of certain provisions of the Credit Facility is not intended to be complete and is qualified in its entirety by reference to the full text of the Credit Facility, a copy of which is filed as Exhibit

9 hereto, and which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

          On January 2, 1997, pursuant to the terms and conditions contained in the Management Letter Agreements, Acquiror purchased from Messrs.

McKitrick and Longnecker 81,810 and 64,489 shares, respectively, of Issuer

Common Stock at $14.00 per share.  As a result of such purchases, Acquiror beneficially owns approximately 66% of the outstanding shares of Issuer

Common Stock.

Item 7.  Material to be filed as Exhibits.

     9.  Credit Agreement, dated as of December 23, 1996 among Acquiror, the

Lenders parties thereto, NationsBank, N.A., as administrative agent and Fleet

National Bank, as co-agent.

                                                Page 11 of 13 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
                                         JWC ACQUISITION I, INC.



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President

                                         CT HOLDING, INC.



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President

                                         JWC EQUITY FUNDING, INC.



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President

                                         (continued on next page)

                                                      Page 12 of 13 Pages

                                         J.W. CHILDS EQUITY PARTNERS, L.P.

                                         By: J.W. CHILDS ADVISORS, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner


                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President


                                         J.W. CHILDS ADVISORS, L.P.,

                                         By: J.W. CHILDS ASSOCIATES, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President


                                         J.W. CHILDS ASSOCIATES, L.P.,

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner

                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President

                                                      Page 13 of 13 Pages

                                         J.W. CHILDS ASSOCIATES, INC.

                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President



DATED:  January 7, 1997